Exhibit 99.1
ECARX Announces Third Quarter 2024 Unaudited Financial Results

Shanghai, China, November 7, 2024 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced unaudited financial results for the quarter ended September 30, 2024.

Ziyu Shen, ECARX Chairman and CEO, commented “The solid growth momentum we picked up in the first half of the year continued into the third quarter with the market continuing to yield significant opportunities for us despite global headwinds. Revenue increased by 31% year-over-year with 442,000 vehicles incorporating ECARX technology hitting the road this quarter alone, underscoring our unique positioning to drive growth in China and overseas, regardless of market cycle. Our evolving product portfolio, diverse customer base, and global partnerships and operations are key factors that enable us to capitalize on these opportunities.”

“Competition remains fierce with ongoing pricing pressures, which caused gross margins to fall to 17% during the quarter. We have always focused on the long-term strategy of our business and believe this will only be temporary since we already implemented several initiatives to optimize our cost structure and improve margins. Our strategies have not changed, and we remain dedicated to these strategies with our top line continuing to outperform the broader market as we scale and build a path towards profitability. Our pipeline remains healthy and robust with products for over 40 vehicle models currently under development, a testament to the fact that our versatile technologies are being replicated at an accelerated pace and scale across various brands and models. Our expertise in commercializing and deploying these integrated vehicle solutions on a global scale allow us to lower costs and reduce go-to-market time for manufacturers around the world.”
Third Quarter 2024 Financial Results:
•Total revenue was RMB1,425.3 million (US$203.1 million), up 31% year-over-year (“YoY”).
◦Sales of goods revenue was RMB1,179.9 million (US$168.1 million), up 61% YoY, primarily driven by continued growth in global demand, and an increase in the sales volume of Antora series and Makalu platform digital cockpits, and autonomous driving control units (ADCU), which contributed approximately 23% and 11% to the total revenue from sales of goods, respectively.
◦Software license revenue was RMB84.0 million (US$12.0 million), down 39% YoY, primarily attributable to a decrease in the sales volume of navigation and operating software compared to the same period last year.
◦Service revenue was RMB161.4 million (US$23.0 million), down 26% YoY, principally as a result of lower number and value of contracts completed during the third quarter of 2024 compared to the same period last year.
•Total cost of revenue was RMB1,177.8 million (US$167.8 million), up 55% YoY, primarily driven by an increase in the sales volume of digital cockpits and ADCU.
•Gross profit was RMB247.5 million (US$35.3 million), down 25% YoY, which resulted in a gross margin of 17%. The decrease in gross margin was attributable to the penetration pricing strategy adopted to drive automotive computing platform revenue growth, as well as change in the total revenue mix compared to the same period last year.
•Research and development expenses were RMB344.2 million (US$49.0 million), up 11% YoY, primarily driven by ongoing investments in the Company’s core product roadmap and technologies.
•Selling, general and administrative expenses and others, net were RMB211.6 million (US$30.2 million), down 19% YoY, primarily attributable to improved global operating efficiencies and lower share-based compensation expenses during the third quarter of 2024.
•Net loss was RMB340.0 million (US$48.4 million), compared with RMB283.1 million during the same period last year, primarily attributable to lower gross margin generated with penetration pricing adoption and lower foreign currency exchange gain, partially offset by the decrease in total operating expenses and the change in fair value of derivative and equity security compared to the same period last year.
•Adjusted EBITDA (non-GAAP) loss was RMB232.6 million (US$33.1 million), compared with adjusted EBITDA (non-GAAP) loss of RMB180.5 million in the same period last year. For more information on the non-GAAP financial measure, please see “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results.”
•Total cash as of September 30, 2024 was RMB688.4 million (US$98.1 million) including RMB43.4 million of restricted cash.
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•During this quarter, the Company acquired a controlling financial interest in Hubei Dongjun Automotive Electronic Technology Co., Ltd (“Hubei Dongjun”). The Company previously held 49% equity in Hubei Dongjun. The remaining 51% equity was acquired for a cash consideration of RMB23.5 million.

Third Quarter 2024 and Recent Business Highlights:
•Expanding Global Footprint and International Partnerships
◦Over 7.3 million vehicles on the road incorporating ECARX technology as of September 30, 2024.
◦Secured two new design wins from existing customers for the PRC market, both of which will integrate the Antora series computing platform and Flyme Auto operating system.
◦Healthy and robust pipeline with products for over 40 vehicle models under development.
◦Partnership with MulticoreWare to develop high-performance software for intelligent driving solutions.
◦The capacity of ECARX’s Fuyang facility, which started production in April 2024, has quickly ramped up with 30,000 Antora 1000 units produced and shipped for Galaxy E5 in August and September.

•Technological Advancements and Product Updates
◦Added real-world rendering capabilities to ADCU solutions that are compatible with mainstream 3D engines including Unreal and Unity.
◦Deployment of ECARX AutoGPT - utilize Microsoft Smart Occupancy Monitoring system to track and monitor in-vehicle behavior of children to ensure safety.
◦Launched Antora 1000SPB, the latest iteration of Antora 1000 computing platform that integrates digital cockpit, parking and driving capabilities, all on one board.
◦Launched Pikes computing platform powered by Qualcomm’s Snapdragon 8295 SoC which is planned to be integrated into a new Geely model in 2025.
◦Debut of Lynk & Co 02, also known as Z20 in China and integrated with the ECARX Galena computing platform, in Milan on October 11 and official launch in Europe.
◦Launch of smart #5 on October 27, smart’s first premium mid-size SUV integrated with the Makalu computing platform powered by AMD Ryzen Embedded V2000 Series processors and ECARX in-house developed hypervisors.
# # #
Conference Call and Webcast Details
ECARX will host a webcast of its earnings conference call today, Thursday, November 7, 2024, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/5b6hmo8h

To join the earnings call by telephone, participants must preregister at https://register.vevent.com/register/BI2314bc9a73fe42728db36f96f5c3de3c to receive dial-in information.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.
About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,800 employees based in 12 major locations in China, UK, USA, Sweden, Germany and Malaysia. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Geely Galaxy, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 7.3 million vehicles worldwide.
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Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs, or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Translation of results into U.S. dollars
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024 as set forth in the H.10 Statistical Release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.
Non-GAAP Financial Measure
The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents this non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
Investor Contacts:
Rene Du
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2023	As of September 30, 2024
Millions, except otherwise noted	RMB	RMB	USD
ASSETS
Current assets
Cash	571.8	645.0	91.9
Restricted cash	27.1	43.4	6.2
Short-term investments	137.9	124.2	17.7
Accounts receivable – third parties, net	285.8	205.3	29.3
Accounts receivable – related parties, net	1,572.7	1,123.3	160.1
Notes receivable	54.6	35.5	5.1
Inventories	160.8	237.2	33.8
Amounts due from related parties	74.1	55.6	7.9
Prepayments and other current assets	443.6	371.4	52.8
Total current assets	3,328.4	2,840.9	404.8

Non-current assets
Long-term investments	301.0	37.7	5.4
Operating lease right-of-use assets	125.2	144.7	20.6
Property and equipment, net	120.8	165.9	23.6
Intangible assets, net	179.3	288.3	41.1
Goodwill	—	25.7	3.7
Other non-current assets – third parties	28.2	23.8	3.4
Other non-current assets – related parties	224.3	277.6	39.6
Total non-current assets	978.8	963.7	137.4
Total assets	4,307.2	3,804.6	542.2

LIABILITIES
Current liabilities
Short-term borrowings	1,200.0	1,607.1	229.0
Accounts payable - third parties	1,820.7	1,384.7	197.3
Accounts payable - related parties	312.8	367.6	52.4
Notes payable	10.0	142.0	20.2
Amounts due to related parties	35.7	384.3	54.8
Contract liabilities, current - related parties	207.0	161.6	23.0
Current operating lease liabilities	35.1	41.1	5.9
Accrued expenses and other current liabilities	615.1	493.6	70.3
Income tax payable	15.8	4.8	0.7
Total current liabilities	4,252.2	4,586.8	653.6
Non-current liabilities
Contract liabilities, non-current - related parties	134.0	55.7	7.9
Convertible notes payable, non-current	455.7	452.1	64.4
Operating lease liabilities, non-current	107.6	131.8	18.8
Warrant liabilities, non-current	5.1	3.4	0.5
Provisions	90.9	97.3	13.9
Other non-current liabilities - third parties	48.8	98.8	14.1
Other non-current liabilities - related parties	44.5	47.1	6.7
Deferred tax liabilities	—	31.8	4.5
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2023	As of September 30, 2024
Millions, except otherwise noted	RMB	RMB	USD
Total non-current liabilities	886.6	918.0	130.8
Total liabilities	5,138.8	5,504.8	784.4

SHAREHOLDERS' DEFICIT
Ordinary Shares	—	—	—
Additional paid-in capital	6,096.7	6,201.6	883.7
Accumulated deficit	(6,670.7)	(7,566.7)	(1,078.2)
Accumulated other comprehensive loss	(344.6)	(353.1)	(50.3)
Total deficit attributable to ordinary shareholders	(918.6)	(1,718.2)	(244.8)
Non-redeemable non-controlling interests	87.0	18.0	2.6
Total shareholders' deficit	(831.6)	(1,700.2)	(242.2)
Liabilities and shareholders' deficit	4,307.2	3,804.6	542.2
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Statement of Comprehensive Loss

	Nine Months Ended September 30			Three Months Ended September 30
	2023	2024	2024	2023	2024	2024
Millions, except otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Revenue
Sales of goods revenue	1,998.5	2,880.6	410.5	734.2	1,179.9	168.1
Software license revenue	352.2	215.8	30.8	136.6	84.0	12.0
Service revenue	474.5	524.2	74.7	217.8	161.4	23.0
Total revenue	2,825.2	3,620.6	516.0	1,088.6	1,425.3	203.1
Cost of goods sold	(1,566.4)	(2,507.6)	(357.3)	(566.2)	(1,074.6)	(153.1)
Cost of software licenses	(98.5)	(77.5)	(11.0)	(61.3)	(33.4)	(4.8)
Cost of services	(317.3)	(292.2)	(41.6)	(131.6)	(69.8)	(9.9)
Total cost of revenue	(1,982.2)	(2,877.3)	(409.9)	(759.1)	(1,177.8)	(167.8)
Gross profit	843.0	743.3	106.1	329.5	247.5	35.3

Research and development expenses	(790.9)	(917.6)	(130.8)	(309.3)	(344.2)	(49.0)
Selling, general and administrative expenses and others, net	(669.0)	(619.7)	(88.3)	(260.6)	(211.6)	(30.2)
Total operating expenses	(1,459.9)	(1,537.3)	(219.1)	(569.9)	(555.8)	(79.2)
Loss from operation	(616.9)	(794.0)	(113.0)	(240.4)	(308.3)	(43.9)

Interest income	22.9	16.5	2.4	5.0	5.3	0.8
Interest expense	(58.1)	(73.4)	(10.5)	(19.9)	(27.9)	(4.0)
Share of results of equity method investments	(35.7)	(76.2)	(10.9)	(10.3)	(8.6)	(1.2)
Foreign currency exchange (losses)/gains	(14.1)	(3.6)	(0.5)	20.6	0.9	0.1
Others, net	13.3	(18.8)	(2.7)	(38.1)	(0.3)	—
Loss before income taxes	(688.6)	(949.5)	(135.2)	(283.1)	(338.9)	(48.2)
Income tax expense	(0.3)	(0.9)	(0.1)	—	(1.1)	(0.2)
Net loss	(688.9)	(950.4)	(135.3)	(283.1)	(340.0)	(48.4)
Net loss attributable to non-controlling interests	47.0	54.4	7.8	16.3	14.6	2.1
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(641.9)	(896.0)	(127.5)	(266.8)	(325.4)	(46.3)
Net loss	(688.9)	(950.4)	(135.3)	(283.1)	(340.0)	(48.4)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	25.2	(8.5)	(1.2)	(23.8)	5.0	0.7
Comprehensive loss	(663.7)	(958.9)	(136.5)	(306.9)	(335.0)	(47.7)
Comprehensive loss attributable to non-redeemable non-controlling interests	47.0	54.4	7.8	16.3	14.6	2.1
Comprehensive loss attributable to ECARX Holdings Inc.	(616.7)	(904.5)	(128.7)	(290.6)	(320.4)	(45.6)

Loss per ordinary share
–Basic and diluted loss per share, ordinary shares	(1.90)	(2.66)	(0.38)	(0.79)	(0.97)	(0.14)
Weighted average number of ordinary shares used in computing loss per ordinary share
–Weighted average number of ordinary shares	337,395,390	336,667,041		337,395,390	334,158,093

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ECARX Holdings Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Adjusted EBITDA
We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Nine Months Ended September 30			Three Months Ended September 30
	2023	2024	2024	2023	2024	2024
Millions, except otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Net Loss	(688.9)	(950.4)	(135.3)	(283.1)	(340.0)	(48.4)
Interest income	(22.9)	(16.5)	(2.4)	(5.0)	(5.3)	(0.8)
Interest expense	58.1	73.4	10.5	19.9	27.9	4.0
Income tax expense	0.3	0.9	0.1	—	1.1	0.2
Depreciation of property and equipment	39.7	40.9	5.8	12.6	13.6	1.9
Amortization of intangible assets	17.8	67.8	9.7	5.8	23.1	3.3
EBITDA	(595.9)	(783.9)	(111.6)	(249.8)	(279.6)	(39.8)
Share-based compensation expenses	121.5	117.9	16.8	69.3	47.0	6.7
Adjusted EBITDA	(474.4)	(666.0)	(94.8)	(180.5)	(232.6)	(33.1)
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